Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Common Share/Unit

For the Periods

	April 1, 2004 through June 30, 2004	January 1, 2004 through June 30, 2004
	(unaudited)	(unaudited)

Net Income (Loss)	$553,725	$525,198

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$0.13	$0.12

	April 1, 2003 through June 30, 2003	January 1, 2003 through June 30, 2003
	(unaudited)	(unaudited)

Net Income (Loss)	$(346,929)	$(1,303,901)

Weighted Average Number of Units Outstanding	4,222,870	4,214,141

Earnings (Loss) per Unit	$(0.08)	$(0.31)